UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited, dated August 31, 2012, announcing a telephone conference call on September 25, 2012, at 9.00 a.m. US Eastern time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: August 31, 2012	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers Limited (NYSE:NAT) - Telephone Conference for Shareholders, Investors and Analysts - September 25 at 9 am US Eastern time.

Hamilton, Bermuda, August 31, 2012

As Chairman & CEO of Nordic American Tankers Limited, I would like to invite any interested shareholders, investors and analysts to take part in a telephone conference call on September 25th, 2012, at 9.00 a.m. US Eastern time.

I envision this as the first in a series of semi-annual conference calls that allow us to explain the "Nordic American System," including our fleet profile, dividend policy, and other aspects of our strategy.

Nordic American is in an enviable position in the tanker industry today, primarily because of its low debt.  This creates a competitive advantage for our company in the present environment, as outlined in our letter to shareholders three days ago and as described more extensively in our report for the second quarter announced August 7. Major oil companies such as Shell and British Petroleum are a strong part of our customer base, and we are particularly pleased with our recent agreement to do business with a subsidiary of ExxonMobil Corporation.

This conference call underscores our desire to enhance our communications with shareholders and others about conditions in the tanker industry. These calls will supplement, not replace, the several other ways in which we communicate with the financial market. These calls will also give us an opportunity to share with you some reflections on developments in the world economy and how they may affect Nordic American.

Well in advance of the conference, we shall provide dial-in details.

Best regards,
Herbjorn Hansson
Chairman & CEO

Nordic American Tankers Limited